Conyers Park III Acquisition Corp.

999 Vanderbilt Beach Road, Suite 601
Naples, FL 34108

August 5, 2021

VIA EDGAR

Office of Life Sciences
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston and Sandra Hunter Berkheimer

Re:	Conyers Park III Acquisition Corp.

Registration Statement on Form S-1

File No. 333-257698

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conyers Park III Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian K. Ratzan
Brian K. Ratzan
Chief Financial Officer